SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLATWORLD ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

 (Title of Class of Securities)

G35536104

(CUSIP Number of Class of Securities)

Jeffrey A. Valenty

c/o FlatWorld Capital LLC

220 East 42nd Street, 29th Floor

New York, New York 10017

Attn: Jeffrey A. Valenty, President

(212) 796-4012

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,398,500	$962.47

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 825,000 ordinary shares of FlatWorld Acquisition Corp., no par value, at the tender offer price of $10.18 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by FlatWorld Acquisition Corp., British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 825,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.18 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $8,398,500. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated July 30, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”).  The address of FlatWorld’s principal executive office is Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands. FlatWorld’s telephone number is (284) 545-6127.

(b) Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value. As of July 30, 2012, the date of commencement of the tender offer, there were 2,869,375 Ordinary Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends—FlatWorld” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is FlatWorld Acquisition Corp. FlatWorld’s business address is Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands. FlatWorld’s telephone number is (284) 545-6127.

The executive officers and directors of FlatWorld Acquisition Corp. are set forth in the following table:

Name	Position
Gilbert H. Lamphere	Chairman of the Board and Office of the Chief Executive
Raj K. Gupta	Chief Executive Officer, Secretary and Director
Jeffrey A. Valenty	President, Chief Financial Officer, Office of the Chief Executive, Treasurer and Director
Shri Krishan Gupta	Assistant Secretary and Director

The address and telephone number of each director and executive officer is: c/o FlatWorld Acquisition Corp., Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands; telephone: (284) 545-6127.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of FlatWorld Shareholders Following the Transaction,” “Price Range of Securities and Dividends” and “Beneficial Ownership of FlatWorld Securities” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Transaction—Accounting Treatment” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Material U.S. Federal Income Tax Considerations” and “The Offer—Taxation of FlatWorld” is incorporated herein by reference.

(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Reorganization” and “The Offer” is incorporated herein by reference.

(2)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Risk Factors” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of FlatWorld Shareholders Following the Transaction,” “Price Range of Securities and Dividends” and “Beneficial Ownership of FlatWorld Securities” is incorporated herein by reference.

(2)(vi)  The information set forth in the section of the Offer to Purchase titled “The Transaction—Accounting Treatment” is incorporated herein by reference.

(2)(vii)  The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Material U.S. Federal Income Tax Considerations” and “The Offer—Taxation of FlatWorld” is incorporated herein by reference.

 (b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “Certain Relationships and Related Transactions—FlatWorld” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Transaction,” “The Agreement and Plan of Reorganization,” “Related Agreements,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Management of FlatWorld,” “Beneficial Ownership of FlatWorld Securities” and “Certain Relationships and Related Transactions—FlatWorld” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Reorganization,”  “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “The Offer—Taxation of FlatWorld” and “Business of FlatWorld” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Reorganization,” “Related Agreements,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “The Offer—Taxation of FlatWorld,” “Description of Securities,” “Price Range of Securities and Dividends,” “Business of Orchid Island” and “Management of FlatWorld Following the Transaction” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies,” “The Agreement and Plan of Reorganization—Structure of the Transaction; Consideration to be Paid,” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Agreement and Plan of Reorganization—Conditions to the Closing of the Transaction” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Agreement and Plan of Reorganization,” “Related Agreements,” “Description of Securities,” “Beneficial Ownership of FlatWorld Securities” and “Certain Relationships and Related Transactions—FlatWorld” is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors” “Related Agreements,” “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Ordinary Shares,” “Beneficial Ownership of FlatWorld Securities” and “Certain Relationship and Related Transactions” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Selected Unaudited Condensed Combined Pro Forma Financial Information,” “Comparative Share Information,” “Unaudited Condensed Combined Pro Forma Financial Statements” and “Index to Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Unaudited Condensed Combined Pro Forma Financial Information,” “Comparative Share Information” and “Unaudited Condensed Combined Pro Forma Financial Statements” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Agreement and Plan of Reorganization,” “Related Agreements,”  “Manager and Management Agreement,” “Certain Relationships and Related Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “Information About the Companies,” “Related Agreements,” “Description of Securities,” “Material Differences in the Rights of FlatWorld Shareholders Following the Transaction,” “Price Range of Securities and Dividends,” “Business of FlatWorld,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FlatWorld,” “Business of Orchid Island,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island,” “Appraisal Rights” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 30, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)

Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(2)

Warrant Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(3)

Investment Management Trust Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(4)

Registration Rights Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(5)

Letter Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(6)

Amendment No. 4 to the Warrant Subscription Agreement dated December 9, 2010 by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(7)

Administrative Services Agreement dated December 9, 2010 by and between the FlatWorld Acquisition Corp. and FWC Management Services Ltd. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(8)

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC, dated July 26, 2012 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(9)

FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(10)

Form of Registration Rights Agreement by and among FlatWorld Acquisition Corp. and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(11)

Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(12)

Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 25, 2012 (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(13)

Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 26, 2012 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(14)	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(15)

Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(16)	Form of New Warrant to be issued to FWAC Holdings Limited (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(17)

Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(18)

Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(19)

Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(20)

Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLATWORLD ACQUISITION CORP.

By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Date:  July 30, 2012.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 30, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)

Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(2)

Warrant Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(3)

Investment Management Trust Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(4)

Registration Rights Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(5)

Letter Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(6)

Amendment No. 4 to the Warrant Subscription Agreement dated December 9, 2010 by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(7)

Administrative Services Agreement dated December 9, 2010 by and between the FlatWorld Acquisition Corp. and FWC Management Services Ltd. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(8)

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC, dated July 26, 2012 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(9)

FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(10)

Form of Registration Rights Agreement by and among FlatWorld Acquisition Corp. and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(11)

Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(12)

Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 25, 2012 (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(13)

Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 26, 2012 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(14)	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(15)

Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(16)	Form of New Warrant to be issued to FWAC Holdings Limited (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(17)

Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(18)

Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(19)

Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(20)

Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.